SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

FULL YEAR & 4TH QUARTER 2022 RESULTS MARCH 10TH, 2023

IMPORTANT NOTICE Safe harbor statement under the U.S. Private Securities Litigation Reform Act of 1995 (the “Private Securities Litigation Reform Act”). This document contains statements that YPF believes constitute forward-looking statements under within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF’s control or may be difficult to predict. YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the U.S. Securities and Exchange Commission (the “SEC”). In light of the foregoing, the forward-looking statements included in this document may not occur. Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized. These materials do not constitute an offer to sell or the solicitation of any offer to buy any securities of YPF S.A. in any jurisdiction. Securities may not be offered or sold in the United States absent registration with the SEC or an exemption from such registration. Cautionary Note to U.S. Investors — The United States SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-12102 available on the SEC website www.sec.gov. Our estimates of EURs, included in our Development Costs, are by their nature more speculative than estimates of proved, probable and possible reserves and accordingly are subject to substantially greater risk of being actually realized, particularly in areas or zones where there has been limited history. Actual locations drilled and quantities that may be ultimately recovered from our concessions will differ substantially. Ultimate recoveries will be dependent upon numerous factors including actual encountered geological conditions and the impact of future oil and gas pricing. As of 4Q2022, the financial information in this document is expressed, unless otherwise indicated, in US dollars corresponding to the functional currency of YPF S.A. The information is based on the financial statements prepared in accordance with IFRS in force in Argentina. On the other hand, the financial information of previous periods is restated in US dollars corresponding to the functional currency of YPF S.A (in replacement of the individual financial results of YPF S.A. expressed in Argentine pesos divided by the average exchange rate for the period).

MAIN HIGHLIGHTS FY2022 & 4Q22 (1) Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. (2) FCF = Cash flow from Operations less capex (investing activities), M&A (investing activities), and interest and leasing payments (financing activities). NET INCOME FY22 4,947 Adj. EBITDA (1) CAPEX FY22 FCF (2) NET LEVERAGE RATIO +27% PRODUCTION Q4 933 +10% MUS$ MUS$ MUS$ MUS$ KBOE/d FY22 2,234 >100% Q4 464 +69% FY22 755 -14% Q4 (188) N/A FY22 503 +7% Q4 499 +3% FY22 4,192 +59% Q4 1,421 +58% 1,2 -25% Y/Y Y/Y Y/Y Y/Y Y/Y Y/Y Y/Y Y/Y Y/Y Y/Y Y/Y Strong cash generation followed by significant deleveraging Highest organic production growth in the last 25 years Record-high net income in YPF’s history and 3rd best Adjusted EBITDA Meeting our ambitious targets for the year

HEALTH AND SAFETY OF OUR PEOPLE REMAINS A TOP PRIORITY

YPF



INJURY FREQUENCY RATE
Per million hours worked
-37%
-6%
0.51
0.44
0.20
0.34
0.32
2018
2019
2020
2021
2022



MAIN HIGHLIGHTS

- **Facilities safety and integrity was, once again, a top priority**, deploying US$540+ mn during 2022 (CAPEX and OPEX), up US$90 mn vs 2021, targeting a larger budget for 2023.
- **Reinforced focus on safety,** reaching ~860 hours of training for direct personnel and contractors, expanding 72% against 2021.
- **Safe driving program continued rendering positive results –** reaching another year without fatal vehicle accidents along the 528 million kilometers covered during 2022.

DEEPENING THE PATH TO LOW-CARBON ENERGY PRODUCTION

BREAKDOWN OF DIRECT GHG EMISSIONS- BY BUSINESS



%
28%
35%
27%
10%
Convencional
NOC
DW
G&E

TOTAL EMISSIONS 2021 VS 2022

Decreased 7% from 15.6 to 14.5 million tCO2e despite growth production

INTENSITY OF DIRECT GHG EMISSIONS UPSTREAM (1) (2)



$KgCO_2e$/ BOE
UPSTREAM
UP - Unconventional
57
24
45
20
34
15
- 24%
- 25%
2017
2021
2022

(1) Scope 1 / (2) The GHG intensity indicator for 2017 has been restated due to internal methodology adjustments. / (3) This data represents the percentual average for 2022 of Renewable Electricity purchased over the total electric power purchased by the company in the Wholesale Electricity Market (MEM, acronym in Spanish "Mercado Eléctrico Mayorista").

-12%
Total GHG Intensity direct emissions reduction. 2022 vs. 2021

+100 MW
Solar project at an advanced stage (COD expected by May23)

2nd
Largest renewable company in Argentina (YPF Luz)

+10%
Energy purchased from renewable sources (3) (vs 2021)

+155 MW
New wind farm recently sanctioned

+70
New initiatives in O&G decarbonization 2022. CAPEX : **+ 90 MMUSD**

NEW ENERGIES

Hydrogen
Leading an R&D electrolyzer project

Lithium
Making progress on exploration activity

5

(1) Adjusted Ebitda for 2021 and 2022 excludes non-recurring charges related to legal contingencies provisions. / (2) Downstream excludes inventories price effect of oil products (which is included in Corporate & Eliminations) / (3) Gas & Power includes the new Midstream Gas (since January 2022) Midstream (1) (2) (3) Prices Production Prices Purchases OPEX OPEX OPEX Processing levels Metrogas ‘21 Real Estate divestments (1) OUTSTANDING 2022 RESULTS, WITH STRONG PERFORMANCE ACROSS ALL BUSINESS SEGMENTS

SEQUENTIAL VARIATION NEGATIVELY IMPACTED BY LOWER PRICES ACROSS THE BOARD, HIGHER COSTS AND A NEGATIVE INVENTORY PRICE EFFECT (1) Adjusted Ebitda for 4Q22 excludes non-recurring charges related to legal contingencies provisions. / (2) Downstream excludes inventories price effect of oil products (which is included in Corporate & Eliminations) / (3) Gas & Power includes the new Midstream Gas (since January 2022) (1) (2) (3) Prices Prices OPEX OPEX Processing levels Seasonality Inventories price effect Fuels Imports OPEX Oil production Gas production OPEX

TOTAL PRODUCTION TOTAL PRODUCTION BREAKDOWN KBOE/D -8% Y/Y +46% Y/Y KBOE/D Conventional Shale Tight 470 503 +63 -22 -7 -14% Y/Y LIFTING COST US$/BOE YPF O&G AVERAGE REALIZATION PRICES 499 503 470 +7% +3% +7% +7% +20% +15% O&G PRODUCTION DELIVERED A REMARKABLE EXPANSION

CONTINUED FOCUS ON SHALE ACTIVITY DELIVERING IMPRESSIVE GROWTH IN PRODUCTION

YPF

NET SHALE OIL PRODUCTION



KBOE/D
+240%
+45%
23
35
39
53
77
85
2018
2019
2020
2021
2022
4Q22

NET SHALE GAS PRODUCTION



KBOE/D
+261%
+47%
28
48
50
68
101
101
2018
2019
2020
2021
2022
4Q22

SHALE COMPLETED HORIZONTAL WELLS



Gas
Crude Oil
# of Operated Wells
+57%
+4%
92
31
61
77
23
54
34
34
138
31
107
144
22
122
2018
2019
2020
2021
2022

SHALE DRILLED HORIZONTAL WELLS



Gas
Crude Oil
# of Operated Wells
+79%
+36%
86
34
52
119
12
107
43
8
35
113
26
87
154
24
130
2018
2019
2020
2021
2022

DRILLING SPEED (1) FRAC SPEED Meters/Day # Stages/Set per month +57% +181% CORE HUB – DEVELOPMENT COST (2) US$/BOE (1) Calculated as the average drilling speed per well -43% +11% +25% -17% (2) The development cost of previous years included herein has been restated based on, mainly, changes in EUR estimations. SIGNIFICANT PROGRESS ON SHALE OPERATIONAL EFFICIENCIES

TOTAL P1 RESERVES RECORDED A NEW ANNUAL INCREASE DRIVEN BY SHALE ADDITIONS Crude Oil NGL Natural Gas 31% 39% 19% P1 Reserves increased 3.8% Y/Y with RRR of 1.24x driven by shale developments and progressive VM de-risking. Shale P1 increased by 36.4% (+203 Mboe) representing now 64% of total reserves. 2022 P1 RESERVES BREAKDOWN 49% 64% 1,080 1,073 922 1,143 1,187 +4% EVOLUTION OF HYDROCARBON PROVED RESERVES Million BOE % EVOLUTION OF HYDROCARBON PROVED RESERVES Million BOE

FUELS BLENDED PRICE VS. IMPORT PARITY US$/BBL US$/ BBL FUELS BLENDED & OTHER REFINED PRODUCTS PRICES (1) Imports as % of total fuels´ sales.. IMPORTS DOMESTIC FUELS’ SALES VS 2019 % Average 2022 -30% Peak 2022 - 38% - 17% (3) (2) (2) Imports tax refund was in effect between June 15th, 2022, and August 15th, 2022, and during January and February 2023 / (3) As of March 2nd, 2023 RECORD-HIGH LOCAL FUELS DEMAND AND EXPANSION IN PROCESSING LEVELS REFINING UTILIZATION & FUELS’ IMPORTS (1) % / KBBL/D 9% 11% 15% 9%

92% of consolidated liquidity is either dollarized or hedged (3)(4) CONSOLIDATED PRINCIPAL DEBT AMORTIZATION SCHEDULE In millions of US$ 204 974 377 212 215 1,424 338 1,089 2,082 2023 = 1,008 Liquidity covers over 13 months of debt maturities Net leverage ratio at 1.2x, maintaining the lowest level since 2015 (3) ncludes cash position in dollars, Sovereign bonds, peso-denominated debt and tax moratorium debt. (4) Includes long-term investments in financial assets which mature in less than 24 months. STRONG CASH GENERATION ALONG THE YEAR ENABLED CONTINUOUS DELEVERAGING CONSOLIDATED STATEMENT OF ADJUSTED CASH FLOW (1) In millions of US$ (2) Cash & equivalents include Argentine sovereign bonds and Treasury notes. Includes mainly payment of leasing, FX differences and net payments for financial assets.

QUESTIONS FULL YEAR & 4TH QUARTER 2022 EARNINGS WEBCAST AND ANSWERS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 9, 2023	By:	/s/ Pablo Calderone
	Name:	Pablo Calderone
	Title:	Market Relations Officer